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EX-99.3 PROXY FORM - ADS SHAREHOLDERS                               Exhibit 99.3

THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED
     ADDRESS PRIOR TO 10:00 A.M. (NEW YORK CITY TIME) ON DECEMBER 15, 2000
                            FOR ACTION TO BE TAKEN.

2000 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES

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
                    REDIFF.COM INDIA LIMITED (THE "COMPANY")

CUSIP No.:               757479100.
ADS Record Date:         November 30, 2000.
Meeting Specifics:       Extraordinary General Meeting of Shareholders - December 21, 2000 at 10:00 A.M.
                         (local time) at the Corporate Office, First Floor, Mahalaxmi Engg.
                         Estate, L.J. First Cross Road, Mahim (W), Mumbai, India 400 016.
Meeting Agenda:          Please refer to the Company's Notice of Meeting enclosed.
Depositary:              Citibank, N.A.
Deposit Agreement:       Deposit Agreement, dated as of June 13, 2000.
Deposited Securities:    Equity shares, par value Rs. 5 per share, of the Company.
Custodian:               Citibank, N.A. - Mumbai Branch

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

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     PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION
4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THIS DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

     PLEASE FURTHER NOTE THAT, FOR THE PURPOSE OF THIS SECTION 4.10, IN THE EVENT THAT THE DEPOSITARY RECEIVES AN EXPRESS INSTRUCTION FROM A HOLDER AS OF THE ADS RECORD DATE TO DEMAND A POLL WITH RESPECT TO ANY MATTER TO BE VOTED ON BY HOLDERS OF THE ADSs, THE DEPOSITARY SHALL NOTIFY THE CHAIRMAN OF THE COMPANY OR A PERSON DESIGNATED BY THE CHAIRMAN OF SUCH INSTRUCTION AND REQUEST THE CHAIRMAN OR SUCH DESIGNEE TO USE THEIR REASONABLE BEST EFFORTS TO DEMAND A POLL AT THE MEETING AT WHICH SUCH MATTERS ARE TO BE VOTED ON AND TO VOTE THE DEPOSITED SECURITIES REPRESENTED BY SUCH HOLDER'S ADSs IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDERS OF THE ADSs.

     THE DEPOSITARY HAS BEEN ADVISED THAT UNDER INDIAN LAW, AS IN EFFORT AS OF THE DATE HEREOF, VOTING OF SHARES IS BY SHOW OF HANDS (IN WHICH CASE EACH SHAREHOLDER HAS ONE (1) VOTE REGARDLESS OF THE NUMBER OF SHARES OWNED) UNLESS A POLL IS VALIDLY DEMANDED, AND THAT A PROXY HOLDER MAY NOT VOTE EXCEPT IN A POLL VOTE. IN ADDITION, THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION, AS IN EFFECT AS OF THE DATE HEREOF, PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING: A) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION; OR, B) SHARES (REPRESENTED BY SUCH HOLDER(S)' ADSs) WITH AN AGGREGATE PAID-UP CAPITAL OF AT LEAST Rs. 50,000, THE CHAIRMAN OF THE COMPANY OR HIS DESIGNEE MAY BE ABLE TO DEMAND A POLL AT THE INSTRUCTION OF HOLDERS. THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION (AS IN EFFECT ON THE DATE HEREOF) FURTHER PROVIDE THAT THE CHAIRMAN OF THE COMPANY SHALL CAST THE DECIDING VOTE, IN THE EVENT OF A TIE.

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Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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                                  DETACH HERE
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    Please mark
[X] your vote as in                                                        [0000
    this example

If these Voting instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, but undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.


                                   FOR       AGAINST        ABSTAIN
                                1 [   ]       [   ]          [   ]

                                2 [   ]       [   ]          [   ]


Signature(s)________________________________________  Date _________________
Please sign name in the voting instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.


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                                 DETACH HERE

                                SPECIAL BUSINESS

1. Approval to authorize the Board of Directors to issue, offer and allot equity shares and/or securities convertible into equity shares to Shareholders of ThinkIndia.com,Inc., as set forth in the Company's Notice of Meeting enclosed herewith.

2. Approval to authorize the Board of Directors to issue, offer and allot up to 400,000 ADSs to the employees and Directors of ThinkIndia.com, Inc., as set forth in the Company's Notice of Meeting enclosed herewith.